Alpha Gold Corp.

Interim Financial Statements

(Unaudited – Prepared by Management)

May 31, 2008

Alpha Gold Corp.

Interim Financial Statements
(Unaudited – Prepared by Management)

May 31, 2008

Alpha Gold Corp.

Interim Statement of Loss
(Unaudited – Prepared by Management)

	Cumulative Inception to May 31, 2008	3 months Ended May 31, 2008	3 months Ended May 31, 2007
Revenue	$ -	$ -	$ -
Expenses			
Amortization	297,076	9,432	8,153
Automotive	133,131	3,212	2,809
Bad debts	14,999	-	-
Consulting and management fees	617,263	18,000	16,000
Financial relations	59,000	-	-
Gain on disposal of equipment	(52,202)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Insurance	49,003	6,517	7,104
Office, printing and miscellaneous	348,101	3,036	2,650
Professional fees	836,174	3,341	13,419
Property investigation	25,052	-	-
Regulatory and transfer fees	226,589	10,994	22,931
Rent	98,430	1,500	1,500
Repairs and maintenance	13,291	-	-
Shareholder relations	370,054	25,658	25,968
Stock-based compensation	320,300	-	32,500
Telephone	19,585	489	464
Travel and promotion	143,800	2,005	10,926
Wages	12,864	-	-
Write-off of exploration properties	1,133,596	-	-
Write-down of equipment	46,527	-	-
	4,705,233	**84,184**	**144,424**
Net loss before other items and income taxes	**(4,705,233)**	**(84,184)**	**(144,424)**
Other income			
Insurance proceeds	12,898	-	-
Interest income	654,292	40,447	11,964
Gain on disposal of marketable securities	40,094	-	-
Other expenses			
Interest, bank charges and foreign exchange	(35,427)	(11,002)	(610)
Loss on realization of demand debenture	(14,487)	-	-
	657,370	**29,445**	**11,354**
Net loss before income taxes	**(4,047,863)**	**(54,739)**	**(133,070)**
Future income taxes recovery	**902,825**	**360,901**	**39,960**
Net loss for the period	**$ (3,145,038)**	**$ 306,162**	**$ (93,110)**
Basic and diluted loss per share	**$ (0.00)**	**$ (0.00)**	**$ (0.00)**

Alpha Gold Corp.

Interim Statement of Deficit
(Unaudited – Prepared by Management)

	Cumulative Inception to May 31, 2008	3 months Ended May 31, 2008	3 months Ended May 31, 2007
Deficit, beginning of period	**$ -**	**$ (3,451,200)**	**$ (3,492,818)**
Income (loss) for the period	**(3,145,038)**	**306,162**	**(93,110)**
Deficit, end of period	**$ (3,145,038)**	**$ (3,145,038)**	**$ (3,585,928)**

Alpha Gold Corp.

Interim Balance Sheet
Unaudited – Prepared by Management)

	May 31, 2008	February 29, 2008
Assets		
Current		
Cash and cash equivalents	$ 4,116,397	$ 4,004,766
Other receivables	36,457	106,445
Taxes receivable	-	102,736
Prepaid expense	6,566	7,428
	4,159,420	4,221,375
Reclamation bond (note 5)	**30,000**	30,000
Investment in exploration properties (note 3 and Schedule)	**513,682**	513,682
Expenditures on exploration properties (note 3 and Schedule)	**7,843,098**	7,789,375
Equipment (note 4)	**116,585**	126,017
	$ 12,662,785	$ 12,680,449
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 13,747**	$ 13,747
Taxes payable	**37,075**	-
	50,822	13,747
Future income tax liability (note 9)	**1,172,801**	760,620
	$ 1,223,623	$ 774,367
Shareholders' Equity		
Share capital (note 5)	**14,262,100**	15,035,182
Contributed surplus (notes 5 and 6)	**322,100**	322,100
Deficit	**(3,145,038)**	(3,451,200)
	11,439,162	11,906,082
	$ 12,662,785	$ 12,680,449

Nature of operations (note 2)

Approved by the Directors:

"George Whatley" **Director**

"Richard Whatley" **Director**

Alpha Gold Corp.

Interim Statement of Cash Flows
(Unaudited – Prepared by Management)

	Cumulative Inception to May 31, 2008	3 months Ended May 31, 2008	3 months Ended May 31, 2007
Cash provided by (used in)			
Operating activities			
Net loss for the period	$ (3,145,038)	$ 306,162	$ (93,110)
Items not affecting cash			
Amortization	297,076	9,432	8,153
Future income taxes	(902,825)	(360,901)	(39,960)
Gain on disposal of equipment	(52,202)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Write-off of exploration properties	1,133,596	-	-
Write down of equipment	46,527	-	-
Gain on of marketable securities	(40,094)	-	-
Loss on realization of demand debenture	14,487	-	-
Stock based compensation	320,300	-	32,500
Changes in non-cash working capital	(220,346)	210,661	21,107
	(2,555,919)	165,354	**(71,310)**
Financing activities			
Proceeds on issuance of shares	16,345,526	-	19,550
Share subscriptions received	-	-	2,007,537
	16,345,526	**-**	**2,027,087**
Investing activities			
Exploration properties	(9,303,068)	(53,723)	(40,561)
Accounts payable for mineral property	-	-	7,961
Proceeds on disposal of exploration property	20,000	-	-
Proceeds on disposal of marketable securities	60,094	-	-
Purchase of equipment	(30,000)	-	(116,798)
Acquisition of reclamation bonds	(12,250)	-	(5,000)
Demand debenture	(407,986)	-	-
	(9,673,210)	**(53,723)**	**(154,398)**
Net increase in cash	**4,116,397**	**111,631**	**1,801,379**
Cash and cash equivalents, beginning of the period	**-**	**4,004,766**	**1,253,430**
Cash and cash equivalents, end of the period	**$ 4,116,397**	**$ 4,116,397**	**$ 3,054,809**
Supplemental cash flow information			
Interest received		**$ 19,838**	**$ 28,159**
Income taxes received		**$ -**	**$ -**

1. Financial Statement Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 10, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended February 29, 2008 for additional information.

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets and liabilities are measured at fair value and changes in fair value are recognized into net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost, no adjustment to accumulated deficit was necessary.

2. Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company's assets. Realization of the Company's investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the Company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Exploration Properties

	3 months ended May 31, 2008	Year ended February 29, 2008
Acquisition costs	$ 513,682	$ 513,682
Deferred expenditures (Schedule)	7,843,098	7,789,375
	$ 8,356,780	$ 8,303,057

a) Lust Dust Claims

i) On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii) On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained "5% net profit interest and the 2% net smelter return royalty" for $150,000 cash.

4. Equipment

May 31, 2008	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 5,567	$ 1,721
Furniture & fixtures	16,361	15,625	736
Trucks	176,182	62,054	114,128
	$ 199,831	**$ 83,246**	**$ 116,585**

February 29, 2008	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 5,427	$ 1,861
Furniture & fixtures	16,361	15,587	774
Trucks	176,182	52,800	123,382
	$ 199,831	$ 73,814	**$ 126,017**

5. Share Capital

a) Authorized

100,000,000 common shares with no par value

b) Issued

	3 months ended May 31, 2008		Year ended February 29 2008	
	Number of Shares	Amount	Number of Shares	Amount
Balance - beginning of the period	36,867,814	$ 15,035,182	29,036,919	$ 10,483,489
Issued during the period				
- for cash @ $0.65	-	-	2,801,718	1,821,117
- for cash @ $0.75	-	-	3,060,496	2,295,372
- for cash @ $0.40	-	-	-	-
Warrants exercised	-	-	1,968,681	1,092,729
Share issue costs	-	-	-	(278,128)
Income tax benefits renounced on flow through shares issued	-	(773,082)	-	(379,397)
Balance – end of the period	**36,867,814**	**$ 14,262,100**	**36,867,814**	**$ 15,035,182**

c) Share issuances

During the current period:

i) The Company renounced the income tax benefits attached to the 3,060,496 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $773,082 and a reduction in share capital of the same amount.

During the prior year:

i) A private placement was completed on June 13, 2007. The private placement consisted of 5,862,214 units which were issued for proceeds of $4,116,489 (of which 3,060,496 were "flow-through" units at $.75 each and 2,801,718 were "non-flow-through" units at $0.65 each). Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable to purchase one additional non-flow-through common share for $0.90, expiring May 28, 2008. Share issue costs on this transaction were $278,128 for finder's fees paid in cash.

ii) 1,968,681 warrants were exercised for proceeds of $1,092,729.

iii) The Company renounced the income tax benefits attached to the 2,781,500 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $379,397 and a reduction in share capital of the same amount.

5. Share Capital (continued)

d) Warrants outstanding

Warrant transactions for the period are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance, February 29, 2008	2,931,107	$ 0.90
Warrants granted	-	-
Warrants exercised	-	-
Warrants expired	(2,931,107)	(0.90)
Balance, May 31, 2008	-	$ -

e) Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The options granted under the Plan may not exceed 10% of the Company's issued and outstanding shares of the Company at the award date. Options granted under the Plan may have a maximum term of five years. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

	Number of options	Weighted average exercise price
Balance, February 29, 2008	1,700,000	$ 0.40
Balance, May 31, 2008	1,700,000	$ 0.40

A summary of the Company's options outstanding at May 31, 2008 are as follows:

Number of options outstanding	Number of options exercisable	$ per share	Expiry date
500,000	500,000	$ 0.40	January 28, 2010
950,000	950,000	$ 0.40	January 26, 2010
250,000	250,000	$ 0.40	March 31, 2010
1,700,000	1,700,000		

g) Contributed Surplus

	May 31, 2008	May 31, 2007
Balance, beginning of period	$ 322,100	$ 289,600
Stock-based compensation expense	-	32,500
Balance, end of period	**$ 322,100**	**$ 322,100**

6. Stock-based Compensation

During the current period, the Company granted no stock options.

7. Related Party Transactions

During the period, the Company paid fees of $36,000 (2007 - $32,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field program, $2,350 (2007 - $2,300) for secretarial and bookkeeping services, and $1,500 (2007 - $1,500) for office rental to directors of the Company or companies controlled by directors of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8. Supplemental Cash Flow Information

Changes in non-cash working capital

	May 31, 2008	May 31, 2007
Other receivables	$ 69,988	$ 14,138
Subscription receivable	-	6,000
Taxes receivable	139,811	
Prepaid expense	862	(8,220)
Accounts payable and accrued liabilities	-	9,189
	$ 210,661	**$ 21,107**

9. Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	May 31, 2008	February 29, 2008
Income (loss) for the period before income taxes	$ (54,739)	$ 41,618
Statutory Canadian corporate rates	33.68%	34.00%
Anticipated tax expense (recovery)	$ (18,436)	$ 14,150
Effect of tax rate change	(172,919)	(85,573)
Change in rates resulting from:		
Items not deductible for tax purposes	3,674	(97,046)
Expiry of non-capital loss carry-forward	-	37,144
Tax benefits recognized	(173,221)	(190,395)
Actual income tax recovery	**$ (360,901)**	$ (321,720)

The significant components of the Company's future income tax assets and liabilities are as follows:

	May 31, 2008	February 29, 2008
Future income tax assets:		
Non-capital loss carry-forwards	$ 356,100	$ 342,859
Property and equipment	49,093	46,641
Share issue costs	61,260	65,557
Capital losses	1,592	1,592
Valuation allowance	(192,736)	(192,736)
	275,309	263,913
Future income tax liability:		
Mineral properties	**(1,448,110)**	(1,024,533)
Net future income tax assets (liability)	**$ (1,172,801)**	$ (760,620)

9. Income Taxes (continued)

The Company has available non-capital losses of $1,369,615, Cumulative Canadian Exploration Expenses of $1,195,305, Cumulative Canadian Development Expenses of $747,236 and Cumulative Foreign Exploration and Development Expenses of $844,582 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the non-capital losses prior to 2007 is not reflected in these financial statements. The non-capital losses expire as follows:

2009	$ 121,751
2010	150,073
2011	149,625
2015	143,752
2016	176,091
2027	199,991
2028	377,406
2029	50,926
	$ 1,369,615

The Company has recorded a valuation allowance against its future income tax asset related to non-capital loss carry-forwards that expire on or before 2016 because it does not believe it is more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

10. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

10. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States (continued)

a) US GAAP requires that exploration costs related to projects at a pre-feasibility stage of development be charged to expense as incurred. Under Canadian GAAP costs incurred prior to the point where feasibility can be determined are not precluded from initial capitalization and subsequent deferral.

b) Due to the required expensing of exploration costs, the future income liability for US GAAP is nil.

c) Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

Statements of Operations	**Cumulative, inception to May 31, 2008**	**May 31, 2008**	May 31, 2007
Loss for the period under Canadian GAAP	$ (3,145,038)	$ 306,162	$ (93,110)
Exploration property exploration and development expenditures	(8,356,780)	(53,723)	(40,561)
Future income tax recovery	1,172,801	412,181	339,437
United States GAAP	**$ (10,329,017)**	**$ 664,620**	$ 205,766
Gain (loss) per share – US GAAP		**$ 0.02**	$ 0.01

d) The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	**May 31, 2008**		February 29, 2008	
	Canadian GAAP	**US GAAP**	Canadian GAAP	US GAAP
Current assets	$ 4,159,420	$ 4,159,420	$ 4,221,375	$ 4,221,375
Reclamation bonds	30,000	30,000	30,000	30,000
Exploration properties and deferred costs	8,356,780	-	8,303,057	-
Equipment	116,585	116,585	126,017	126,017
	$ 12,662,785	**$ 4,306,005**	$ 12,680,449	$ 4,377,392
Current liabilities	$ 50,822	$ -	$ 13,747	$ 13,747
Future income tax liability	1,172,801	-	760,620	-
Share capital	14,262,100	14,262,100	15,035,182	15,035,182
Contributed surplus	322,100	322,100	322,100	322,100
Deficit	(3,145,038)	(10,329,017)	(3,451,200)	(10,993,637)
	$ 12,662,785	**$ 4,306,005**	$ 12,680,449	$ 4,377,392

10. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States (continued)

Statements of Cash Flows	**Cumulative, inception to May 31, 2008**	**May 31, 2008**	May 31, 2007
Cash generated (used) for operating purposes under Canadian GAAP	$ (2,555,919)	$ 165,354	$ (71,310)
Exploration property exploration and development expenditures	(9,303,068)	(53,723)	(32,600)
Cash generated (used) for operating purposes under US GAAP	**$ 11,858,987**	**$ 111,631**	**$ (103,910)**
Cash generated (used) for investing purposes under Canadian GAAP	$ (9,763,210)	$ (53,723)	$ (154,398)
Exploration property exploration and development expenditures	9,303,068	53,723	32,600
Cash generated (used) for investing purposes under US GAAP	**$ 370,142**	**$ -**	**$ (121,798)**

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company's circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures
(Unaudited – Prepared by Management)

May 31, 2008

	3 months ended May 31, 2008 **Lust Dust Claims**	Year ended February 29, 2008 Total
Exploration		
Assaying	$ -	$ 91,097
Camp expenses	780	118,317
Drilling	-	893,148
Filing fees & claim assessment	-	-
Fuel	-	7,630
Geological/geochemical work and reports	52,783	402,943
On-site management	-	20,000
Roadwork/Reclamation	-	202,914
Travel	160	25,255
	53,723	1,761,304
BC Mining tax credit	**-**	(7,027)
Expenses for the period	**53,723**	1,754,277
Balance, beginning of period	**7,789,375**	6,035,098
Balance, end of period	**$ 7,843,098**	$ 7,789,375